April 16, 2012

VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754 and 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 28, 2012 concerning Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2012, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.1  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

All Prospectuses

1.	Comment: Please supplementally confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

Response:  The Trust confirms that it will comply with the requirement to file any interactive data file as prescribed by General Instruction C(3)(g) to Form N-1A.

2.
Comment:  For each Portfolio that includes derivatives disclosure, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks.  See Barry Miller Letter to the ICI dated July 30, 2010.

__________________________

1 Please note that the principal risk factors for the Target Allocation Portfolios and the AXA Allocation Portfolios have been alphabetized and that the corresponding marked pages do not include substantive changes except as otherwise addressed in this letter.

Alison White
April 16, 2012

Response:  The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms its belief that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

3.
Comment:  For each Portfolio that reflects a fee waiver and/or expense reimbursement in the fee table, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the fee table.  If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table and provided in the footnote thereto as well as the reference to an “expense limitation” in the preamble to the example.

Response:  The Trust has revised the fee table disclosure as necessary in response to this comment and confirms that, for each Portfolio that currently reflects a fee waiver and/or expense reimbursement in its fee table, the fee waiver and/or expense reimbursement reduced the Portfolio’s total annual operating expenses for the last fiscal year as shown in the fee table.

4.	Comment: If short sales will be significant for any Portfolio, please include a line item in the fee table showing the dividend and interest expenses associated with selling securities short.

Response:  The Trust has not added a line item to the fee table for any Portfolio showing the dividend and interest expenses associated with selling securities short because the Portfolios did not engage in short sales to a significant extent during the last fiscal year.  The Portfolios seeking short exposure generally obtain such exposure through the use of derivatives, such as futures contracts, which do not involve the same types of dividend and interest expenses for a Portfolio as short sales.

AXA Allocation Portfolios

5.
Comment:  Please reconsider the classification on p. 19 of the Multimanager Multi-Sector Bond Fund as a “High Yield Bond” portfolio given its 20% limitation on investing in bonds that are rated below investment grade (“junk bonds”).

Response:  The Trust has revised the disclosure on p. 19 to clarify that the Multimanager Multi-Sector Bond Fund provides high yield exposure and is not a “High Yield Bond” portfolio.

6.	Comment: Please reconcile the risk disclosure for the Underlying Portfolios on p. 31-41 with the disclosure in their respective prospectuses.

Response:  The Trust has made the requested changes.

Alison White
April 16, 2012

Target Allocation Portfolios

7.	Comment: Please reconcile the risk disclosure for the Underlying Portfolios on p. 29-33 with the disclosure in their respective prospectuses.

Response:  The Trust has made the requested changes.

Multimanager Portfolios

8.
Comment:  Please revise the investment objective for the Aggressive Equity, International Equity, Large Cap Core Equity, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap Growth and Small Cap Value Portfolios to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.

Response:  The Trust has made the requested changes.

9.
Comment:  Please explain supplementally to the staff whether the use of the term “aggressive” in the Aggressive Equity Portfolio’s name is consistent with its investment objective (long-term growth of capital with an emphasis on risk-adjusted returns and managing volatility).

Response:  The Trust believes that seeking long-term growth with an emphasis on risk-adjusted returns and managing volatility is consistent with the use of the term “aggressive” in the Portfolio’s name.  The Trust notes that most, if not all, aggressive funds have as a component of their investment objective long-term growth, capital appreciation or a similar phrase.  The inclusion of a risk management component is not inconsistent with an aggressive investment strategy, as the Trust believes that risk management strategies generally are appropriate for use by all fund types, including funds with an aggressive risk/reward profile.  The Trust also believes that the Portfolio’s investment strategies make clear that the Portfolio pursues an aggressive investment strategy.  In particular, the Trust notes that the Portfolio’s principal investment strategy disclosure states that (1) the Index Allocated Portion seeks to track the performance of the Russell 3000 Growth Index, which consists of equity securities of growth companies, and (2) “each Active Allocated Portion of the Portfolio invests primarily in equity securities of companies whose above-average prospective earnings growth is not fully reflected, in the view of the sub-adviser, in current market valuations.”  For these reasons, the Trust believes that the use of the term “aggressive” is appropriate for use in the name of this Portfolio.

10.
Comment:  The staff notes that the Aggressive Equity, International Equity, Large Cap Core Equity, Large Cap Value, Mid Cap Growth, Mid Cap Value, Small Cap Growth and Small Cap Value Portfolios have added custom benchmark risks, but that the custom

Alison White
April 16, 2012

benchmarks have not been added to the performance tables. Please clarify whether the Trust will show the custom benchmarks and, if so, please comply with Instruction 2 to Item 4 of Form N-1A.

Response:  The Trust has added disclosure to the performance presentation regarding the custom benchmarks.

11.
Comment:  The staff notes that the principal investment strategy disclosure for the Multimanager Core Bond Portfolio states that it may invest in Underlying Portfolios.  Please include a line item in the fee table for any Acquired Fund Fees and Expenses that the Multimanager Core Bond Portfolio may incur through such investments.

Response:  The Multimanager Core Bond Portfolio currently does not invest in Underlying Portfolios.  The Trust has moved the description of the Multimanager Core Bond Portfolio’s investments in Underlying Portfolios from the “Principal Investment Strategy” section to the “Additional Information Regarding Investment Strategies” section.

12.
Comment:  For each Portfolio that includes short positions risk as a principal risk, please disclose in the principal investment strategy section that the Portfolio may engage in short sales and the reasons for doing so.

Response:  The Trust has revised the principal investment strategy section disclosure for certain Portfolios to reflect that the Portfolios may engage in short sales as part of their principal investment strategies, where applicable.  Please note that short position risk also is included as a principal risk for Portfolios that may obtain short exposure through derivative transactions, such as through selling a futures contract on a securities index.

13.
Comment:  Please note that not all of the expense limits shown are reflected in the fee tables for the corresponding Portfolios.  Please supplementally confirm that all necessary expense limits are reflected in the fee tables.

Response: The Trust confirms that all expense limits are reflected in the fee tables consistent with Comment 3 above.  Please note that certain Portfolios are subject to contractual expense limits that are higher than the current total annual operating expenses of the Portfolios, and therefore these arrangements are not reflected in the fee table presentations for these Portfolios.

14.
Comment:  Please reconcile the inclusion of an Acquired Fund Fees and Expenses line item in the fee tables for the Mid Cap Growth, Mid Cap Value, Small Cap Growth and Small Cap Value Portfolios with the fact that there is no corresponding disclosure for investments in other investment companies in the principal investment strategy sections relating to these Portfolios.

Alison White
April 16, 2012

Response:  The Trust has deleted the Acquired Fund Fees and Expenses line item in the fee table for each of these Portfolios.

15.	Comment: Please reconcile the investment objective, strategy and risk disclosure for the Underlying Portfolios on p. 67-68 with the disclosure in their respective prospectuses.

Response:  The Trust has made the requested changes.

16.
Comment:  Please reconcile the investment objective, strategy and risk disclosure for the ETFs in which the Technology Portfolio may invest on p. 69-70 with the disclosure in their respective prospectuses.

Response:  The Trust has made the requested changes.

Other

17.	Comment: Please provide “Tandy” representations.

Response:  A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 38.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi
Enclosure

cc:           Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP